Exhibit 99.1

Pembina Pipeline Corporation Reports Strong First Quarter 2017 Results

Delivered record operational and financial results with continued success in capital program execution; announced strategic business combination
All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, May 4, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the first quarter of 2017.

Financial Overview

($ millions, except where noted)	3 Months Ended March 31 (unaudited)
	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)(2)	691	670
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	171	113
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	173	141
Total volume (mboe/d)(3)	2,010	1,804
Revenue	1,485	1,017
Net revenue(4)	554	394
Operating margin(4)	407	315
Gross profit	381	237
Earnings	215	102
Earnings per common share – basic and diluted (dollars)	0.49	0.23
Adjusted EBITDA(4)	363	269
Cash flow from operating activities	326	271
Cash flow from operating activities per common share – basic (dollars)(4)	0.82	0.72
Adjusted cash flow from operating activities(4)	308	209
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.77	0.56
Common share dividends declared	191	172
Preferred share dividends declared	19	14
Dividends per common share (dollars)	0.48	0.46
Capital expenditures	709	375

3 Months Ended March 31 (unaudited)
	2017		2016
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	188	134	175	128
Oil Sands & Heavy Oil	54	36	52	33
Gas Services(5)	92	70	53	37
Midstream(5)	220	165	114	114
Corporate		2		3
Total	554	407	394	315
(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Financial Highlights

•	Generated year-to-date earnings of $215 million in the first quarter of 2017, a 111 percent increase over the same period of the prior year;
•	Realized record financial results for operating margin, earnings per share, adjusted EBITDA, adjusted cash flow from operating activities and adjusted cash flow from operating activities per share;
•	Adjusted EBITDA was $363 million during the first quarter of 2017, 35 percent higher than the first quarter of 2016;
•	Cash flow from operating activities was $326 million for the three months ended March 31, 2017 compared to $271 million for the same period in 2016, an increase of 20 percent. Adjusted cash flow from operating activities increased by 47 percent to $308 million in the first quarter of 2017 compared to the respective quarter in 2016;
•	On a per share (basic) basis during the quarter, cash flow from operating activities increased 14 percent compared to the same period of the prior year; and
•	Raised $600 million of gross proceeds through the issuance of medium-term notes.

Operational Highlights

•	Gas Services generated record quarterly revenue volumes of 1,024 MMcf/d in the first quarter of 2017, representing an increase of 52 percent compared to the first quarter of 2016;
•	First quarter 2017 NGL sales volumes reached a record 173 mboe/d, a 23 percent increase compared to the respective period in 2016;
•	Conventional Pipelines' first quarter revenue volumes increased to a record 691 mbpd in 2017 compared to 670 mbpd in the first quarter of 2016; and
•	Employees worked over 755,000 hours in the first quarter of 2017 with no employee lost-time injuries while executing record quarterly capital expenditures of $709 million.

"We've had a very successful start to a transformational year in 2017," said Mr. Dilger, Pembina's President and Chief Executive Officer. "I'm happy to report that we delivered another quarter of solid financial results and record volumes on our systems, reaching over two million barrels of oil equivalent per day. Our business development successes so far this year have also been impressive. We secured an exciting opportunity to grow our presence in the Duvernay through our previously announced infrastructure development and service agreement, announced $325 million in capital for our Phase IV and V pipeline expansions and identified a potential west coast propane export terminal site."

"I am also very excited about our announcement on May 1, 2017, where we shared our intentions to combine with Veresen to create a larger-scale, more diversified, premier energy infrastructure company," added Mr. Dilger. "Among the many benefits we see from this combination, this transaction will allow for greater future growth opportunities, thereby enabling us to continue generating long-term, industry-leading shareholder returns."

"Building on this year's success and ongoing financial strength, we were also pleased to have announced a 6.25 percent dividend increase, which marks our sixth consecutive year of increasing the dividend. In addition, we also suspended our dividend reinvestment program," continued Mr. Dilger.

Mr. Dilger concluded: "We are nearing completion of approximately $4 billion in large-scale, capital projects set to be placed into service this year. We will soon realize the associated incremental cash flows from these multi-year construction projects, which will drive increased financial performance. In fact, by next year in 2018, we expect adjusted EBITDA to reach approximately $1.8 to $1.9 billion – essentially doubling our 2015 adjusted EBITDA; this increases to $2.55 to $2.75 billion, should the transaction with Veresen successfully close."

Strategic Business Combination Announcement

•	On May 1, 2017, Pembina and Veresen Inc. announced that they have entered into an arrangement agreement where Pembina is offering to acquire all the issued and outstanding shares of Veresen Inc. to create one of the largest energy infrastructure companies in Canada. The transaction is valued at approximately $9.7 billion (including Veresen's debt, which includes subsidiary debt, and preferred shares) and will result in a combined pro-forma enterprise value of approximately $33 billion. The combined entity will be able to provide customers a highly-integrated service offering not only across the hydrocarbon liquids value chain, but also the natural gas value chain. With an aggregate portfolio of over $6 billion in secured projects and a strong balance sheet, the company expects to be favourably positioned to secure and execute future growth opportunities due to its expanded geographic footprint and enhanced capabilities, thereby continuing to drive strong shareholder returns. The combined entity will also offer an attractive and sustainable cash dividend, which would be entirely underpinned by fee-based cash flows. The transaction is expected to close late in the third quarter or early in the fourth quarter of 2017 and is subject to Veresen shareholder and certain regulatory approvals. Upon closing of this transaction, Pembina will also increase its monthly dividend by 5.9 percent to $0.18 cents per common share.

New Developments in 2017 and Growth Projects Update

•	Pembina's $2.4 billion Phase III pipeline expansion is nearly complete and construction continues on the largest section of the project between Fox Creek and Namao, Alberta. Remaining activities include finalization of commissioning activities on pump stations and the completion of final welds, testing and cleanup on this segment. The project continues to track slightly under budget and on-schedule for a July 2017 in-service date;
•	Given ongoing customer demand for capacity, Pembina is progressing the Phase IV and Phase V expansions of its pipeline infrastructure. Phase IV will add approximately 180 mbpd of capacity between Fox Creek and Namao, Alberta and Phase V will add approximately 260 mbpd between Lator and Fox Creek, Alberta. Pembina expects to put these expansions into service in late 2018 for a total estimated capital cost of $325 million;
•	Development in the Duvernay area continues as Pembina continues its infrastructure development and expands its position in the area. For Pembina's 100 MMcf/d Duvernay I plant, engineering is 90 percent complete, with all major equipment onsite and the sales product pipelines now installed. Engineering for the associated field hub is 80 percent complete with all civil and piling work finished. Pembina also entered into a 20-year infrastructure development and service agreement with a multi-national, investment grade customer in respect of the Duvernay which has the potential to represent a material investment for the Company over the coming years;
•	Pembina is expanding the gathering and inlet facilities at its Kakwa River Facility to accommodate incremental development along with increasing liquids handling capabilities;
•	Construction of the Company's third fractionator at Redwater is complete with commissioning now underway. The project, which continues to trend on-budget, is expected to be completed in July 2017;
•	Pembina continues to advance construction of infrastructure in support of North West Redwater Partnership's refinery and has completed over 80 percent of the overall project;
•	At Pembina's Canadian Diluent Hub, pipeline connectivity was completed in early 2017, with volumes flowing to third-party diluent pipelines. Additionally, 95 percent of above ground tank construction is now complete;
•	In April 2017, Pembina signed a non-binding letter of intent identifying Watson Island, Prince Rupert, as a potential site for a west coast propane export terminal; and
•	In December 2016, Pembina's proposed propane dehydrogenation and polypropylene facility was conditionally awarded $300 million in royalty credits from the Alberta Government's Petrochemicals Diversification Program. Following project sanctioning, the facility would be constructed in close proximity to the Company's Redwater Fractionation complex.

Dividends

•	Declared and paid dividends of $0.16 per qualifying common share in January, February and March 2017 for the applicable record dates;
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders on record as of February 1, 2017;
•	Announced on April 3, 2017 that the Company's Board of Directors approved a 6.25 percent increase in Pembina's monthly common share dividend rate (from $0.16 per common share to $0.17 per common share and declared a monthly dividend of $0.17 payable, subject to applicable law, on May 15, 2017 to shareholders of record on April 25, 2017; and
•	On March 7, 2017, the Company's Board of Directors suspended, until further notice, its Premium DividendTM 1 and Dividend Reinvestment Plan ("DRIP"), effective April 25, 2017.

____________________________________________
1 TM denotes trademark of Canaccord Genuity Corp.

First Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Friday, May 5, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the first quarter of 2017. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until May 12, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15480289.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307553&s=1&k=AB5E15E3786D8EB4AE79BCA104ECFE1C in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

Annual General Meeting of Shareholders

The Company will hold its annual general meeting of shareholders ("AGM") on Friday, May 5, 2017 at 2:00 p.m. MT (4:00 p.m. ET) at the Metropolitan Conference Centre, 333 - 4th Avenue S.W., Calgary, Alberta, Canada.

A live webcast of Pembina's AGM presentation can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1346919&s=1&k=4A258BF189ABB38A8CD0BEF7AFF390AC

Participants are recommended to register for the webcast at least 10 minutes before the presentation start time.

2017 Investor Day

Pembina will hold an Investor Day on Tuesday, May 16, 2017 at One King West Hotel in Toronto, Ontario.

For parties interested in attending the event, please email investor-relations@pembina.com to request an invitation.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "estimate", "potential", "planned", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; with respect to the proposed acquisition of Veresen Inc. (the "Transaction"): the expected closing date, anticipated benefits, expected size of the resulting entity, anticipated synergies (including strategic integration and diversification opportunities), and future dividends, including the proposed increase in amount thereof, which may be declared on Pembina's common shares and any future dividend payment date; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: the ability of Pembina and Veresen Inc. to satisfy the conditions to closing of the Transaction; oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's  insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the abilities of the parties to the Transaction to receive, in a timely manner, the necessary court, regulatory, securityholder, stock exchange and other third-party approvals; the ability of the parties to the Transaction to satisfy, in a timely manner, the other conditions to closing of the Transaction; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to integration issues or otherwise; the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2017 on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share"), which do not have any standardized meaning under IFRS ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended March 31, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2017/04/c3442.html

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For further information: Investor Relations, Scott Burrows, Vice President, Finance & Chief Financial Officer, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:57e 04-MAY-17